CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in US dollars) - Unaudited

		Three months ended September 30,		Nine months ended September 30,
	Note	2012	2011	2012	2011

Metal revenues		$41,748,393	$28,248,994	$115,596,375	$80,506,583

Cost of sales	4	20,580,127	13,673,661	58,818,141	36,798,415

Gross profit		21,168,266	14,575,333	56,778,234	43,708,168

Corporate and administrative expenses	4	2,829,971	4,241,484	12,183,108	13,289,820

Profit from operations		18,338,295	10,333,849	44,595,126	30,418,348

Other income (expense), net		12,643	(6,276)	166,049	(5,004)
Finance expense	4	(497,159)	(803,894)	(2,004,022)	(3,465,647)
Loss on warrant liability		-	(1,325,427)	-	(732,094)
Foreign exchange (loss) gain		(1,007,050)	1,522,484	(1,765,081)	1,557,512
Profit before income tax		16,846,729	9,720,736	40,992,072	27,773,115

Income tax expense (recovery)
Current income tax		3,812,386	2,611,049	14,232,695	5,691,412
Deferred income tax		(64,632)	3,513,288	2,696,710	8,261,941
		3,747,754	6,124,337	16,929,405	13,953,353

Net earnings and comprehensive income for the period		$13,098,975	$3,596,399	$24,062,667	$13,819,762

Weighted average shares outstanding:
Basic	10	142,983,615	138,287,866	142,255,886	137,419,386
Diluted	10	144,581,925	141,951,878	144,182,370	141,287,013

Earnings per share:
Basic	10	$0.09	$0.03	$0.17	$0.10
Diluted	10	$0.09	$0.03	$0.17	$0.10

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US dollars) - Unaudited

		Three months ended September 30,		Nine months ended September 30,
	Note	2012	2011	2012	2011

OPERATING ACTIVITIES
Profit before income tax		$16,846,729	$9,720,736	$40,992,072	$27,773,115
Items not affecting cash:
Depletion and depreciation	4	2,171,788	3,518,233	6,108,799	7,448,780
Finance expense	4	497,159	803,894	2,004,022	3,465,647
Loss on warrant liability		-	1,325,427	-	732,094
Share-based payments	9b)	837,005	1,531,432	5,129,695	4,500,888
Foreign exchange loss (gain)		1,007,050	(1,522,484)	1,765,081	(1,557,512)
Asset write-off	6	-	-	-	1,355,712
		21,359,731	15,377,238	55,999,669	43,718,724
Changes in non-cash working capital items:
Trade and other receivables		(563,557)	(1,370,336)	1,660,127	(648,013)
Inventories and stockpile		(3,731,626)	(10,002,612)	(9,185,072)	(17,620,419)
Advances and prepaid expenses		43,957	(840,550)	(730,530)	(2,341,047)
Trade payables and accrued liabilities		2,560,882	5,460,410	(934,696)	7,083,820
Income tax paid		(5,162,862)	(803,226)	(12,837,467)	(803,226)
Cash flows provided by operating activities		14,506,525	7,820,924	33,972,031	29,389,839

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	6	(7,165,274)	(11,877,462)	(16,643,460)	(28,135,275)
Increase in prepaid expenses relating to capital expenditures		-	-	-	(962,040)
Restricted cash and other		-	1,767,179	-	1,753,882
Cash flows used in investing activities		(7,165,274)	(10,110,283)	(16,643,460)	(27,343,433)

FINANCING ACTIVITIES
Repayment of long-term debt		-	-	-	(19,244,044)
Proceeds of long-term debt		-	-	-	18,509,531
Interest paid		(364,409)	(558,553)	(1,435,526)	(558,553)
Transactions costs paid		(67,889)	-	(67,889)	(340,981)
Issuance of shares on exercise of share options and warrants	9	89,383	1,846,866	2,413,478	2,136,746
Cash flows (used in) provided by financing activities		(342,915)	1,288,313	910,063	502,699

Effects of exchange rate changes on the balance of cash held in foreign currencies		109,713	18,561	172,895	(181,674)

Increase (decrease) in cash		7,108,049	(982,485)	18,411,529	2,367,431
Cash, beginning of period		21,168,487	7,970,861	9,865,007	4,620,945
Cash, end of period		$28,276,536	$6,988,376	$28,276,536	$6,988,376

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in US dollars) - Unaudited

		September 30,	December 31,
	Note	2012	2011

ASSETS
Current
Cash		$28,276,536	$9,865,007
Trade and other receivables		6,197,098	8,253,803
Inventories	5	33,017,050	29,182,801
Advances and prepaid expenses		3,490,473	2,759,943
Total current assets		70,981,157	50,061,554

Mineral properties, plant and equipment	6	119,441,019	107,677,591
Non-current unprocessed ore stockpile	5	9,314,339	4,480,769
Total assets		$199,736,515	$162,219,914

LIABILITIES
Current
Trade payables and accrued liabilities	7	$18,184,273	$15,884,416
Vendor loan		1,725,000	1,725,000
Current portion of long-term debt	8	-	17,245,442
Total current liabilities		19,909,273	34,854,858

Deferred tax liabilities		25,258,965	22,562,255
Long-term debt	8	17,729,204	-
Other long-term liabilities		1,194,188	1,137,704
Provision for site reclamation and closure		2,082,014	2,065,132
Total liabilities		66,173,644	60,619,949

EQUITY
Issued capital	9	87,257,670	82,630,432
Share-based payment reserve		12,442,073	9,169,072
Retained earnings		33,863,128	9,800,461
Total equity		133,562,871	101,599,965
Total liabilities and equity		$199,736,515	$162,219,914

Commitments and contingencies (Note 11)

Approved by the Directors
“Bruce Bragagnolo”	Director	“Eugene Hodgson”	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in US dollars) - Unaudited

	Number of		Share-based	Retained
	common		payment	earnings
	shares	Issued capital	reserve	(deficit)	Total equity
Balance at January 1, 2012	140,291,127	$82,630,432	$9,169,072	$9,800,461	$101,599,965
Earnings for the period	-	-	-	24,062,667	24,062,667
Share-based payments	-	-	5,129,695	-	5,129,695
Issue of shares on exercise of share options	2,575,000	2,413,478	-	-	2,413,478
Reclassification of grant date fair value on exercise of share options	-	1,856,694	(1,856,694)	-	-
Shares issued for financing costs	217,918	357,066	-	-	357,066
Balance at September 30, 2012	143,084,045	$87,257,670	$12,442,073	$33,863,128	$133,562,871

Balance at January 1, 2011	136,726,694	$74,867,926	$4,220,711	$(15,549,442)	$63,539,195
Earnings for the period	-	-	-	13,819,762	13,819,762
Share-based payments	-	-	4,500,888	-	4,500,888
Issue of shares on exercise of share options	1,237,500	584,055	-	-	584,055
Reclassification of grant date fair value on exercise of share options	-	404,902	(404,902)	-	-
Issue of shares on exercise of share purchase warrants	2,000,000	1,552,690	-	-	1,552,690
Reclassification of fair value on exercise of share purchase warrants	-	4,554,971	-	-	4,554,971
Shares issued for financing costs	301,933	640,564	-	-	640,564
Balance at September 30, 2011	140,266,127	$82,605,108	$8,316,697	$(1,729,680)	$89,192,125

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Expressed in US dollars) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Gold Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

a)	Change of year-end

In December, 2011, the Company changed its fiscal year-end from March 31 to December 31 in order to coincide with the financial reporting periods of other precious metal producing companies. As a result of this change, these unaudited condensed interim consolidated financial statements (“interim financial statements”) include prior year opening balances as at April 1, 2011 while the current year opening balances are as at January 1, 2012. The comparative quarter is the three months ended September 30, 2011. The comparative year to date period is the nine months ended September 30, 2011, which includes the fourth quarter of the year ended March 31, 2011 and the first six months of the nine month period ended December 31, 2011.

b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). As such, these interim financial statements do not contain all the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the IASB for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the nine months ended December 31, 2011.

These interim financial statements have been prepared using the same accounting policies and methods of computation as compared to the most recent audited consolidated financial statements for the nine months ended December 31, 2011.

These interim financial statements were approved by the Board of Directors and authorized for issue on November 6, 2012.

c)	Judgements, assumptions and estimates

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 2 to the Company’s consolidated financial statements for the nine months ended December 31, 2011. The Company’s interim results are not necessarily indicative of its results for a full year.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Expressed in US dollars) - Unaudited

2.	BASIS OF PREPARATION (Continued)

d)	Basis of consolidation

These interim financial statements include the accounts of the Company and the subsidiaries. All amounts are presented in United States (“US”) dollars, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ are to Canadian dollars. Intercompany transactions and balances between the Company and its subsidiaries are eliminated.

3.	CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective January 1, 2013

i.	Consolidation

IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosure of Interests in Other Entities and amendments to IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures, are effective for annual periods beginning on or after January 1, 2013. The suite of five new standards establishes control as the basis for consolidation and provides enhanced disclosure requirements for the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements. The Company does not anticipate the above standards to have a significant impact on the consolidated financial statements.

ii.	Stripping costs in the production phase of a surface mine

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015

i.	Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Expressed in US dollars) - Unaudited

4.	EXPENSES

Cost of sales for the three and nine months ended September 30, 2012 and 2011 are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Costs of contract mining	$10,938,270	$9,969,872	$31,745,067	$26,685,114
Crushing and gold recovery costs	7,145,265	5,687,633	19,455,717	13,658,741
Mine site administration costs	1,164,705	984,336	3,639,453	2,684,209
Transport and refining	98,115	83,286	253,107	227,296
Net change in inventories	(938,016)	(6,569,699)	(2,384,002)	(13,905,725)
Production costs	18,408,339	10,155,428	52,709,342	29,349,635
Depreciation and depletion	2,171,788	3,518,233	6,108,799	7,448,780
Cost of sales	$20,580,127	$13,673,661	$58,818,141	$36,798,415

Corporate and administrative expenses for the three and nine months ended September 30, 2012 and 2011 are as follows:

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2012	2011	2012	2011
Salaries		$684,949	$1,258,670	$2,572,352	$1,903,700
Consulting and professional fees		553,896	747,050	1,872,042	2,224,535
Investor relations		179,811	106,461	437,590	471,076
Share-based payments	9b )	837,005	1,531,432	5,129,695	4,500,888
Travel		87,094	245,962	426,164	409,310
Insurance		91,375	63,451	271,341	172,418
Rent		111,783	87,268	301,072	208,134
Contract termination fee	6b )iii)	-	-	395,000	-
Asset write-off	6b )iii)	-	-	-	1,355,712
Acquisition costs		-	-	-	1,637,745
Other		284,058	201,190	777,852	406,302
Corporate and administrative expenses		$2,829,971	$4,241,484	$12,183,108	$13,289,820

During the nine months ended September 30, 2011, $1,637,745 was incurred in legal and professional fees relating to the attempted acquisition of a gold company. The acquisition was not completed and as a result these costs have been expensed.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Expressed in US dollars) - Unaudited

4.	EXPENSES (Continued)

Finance expense for the three and nine months ended September 30, 2012 and 2011 are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Gain on embedded derivative	$-	$-	$-	$(440,192)
Interest on long-term debt	361,253	558,553	1,432,105	2,167,810
Accretion of long-term debt	112,599	205,015	505,156	1,612,992
Accretion of provision for site reclamation and closure and other long-term liabilities	23,307	40,326	66,761	125,037
Finance expense	$497,159	$803,894	$2,004,022	$3,465,647

5.	INVENTORIES

	September 30,	December 31,
	2012	2011
Ore in process	$24,985,754	$23,174,226
Supplies	8,031,296	6,008,575
Unprocessed ore stockpile	9,314,339	4,480,769
	42,331,389	33,663,570
Less: non-current unprocessed ore stockpile	(9,314,339)	(4,480,769)
	$33,017,050	$29,182,801

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

			Exploration
	Mineral	Plant and	and
	properties	equipment	evaluation	Total
Cost
At January 1, 2012	$85,149,940	$37,863,895	$2,363,437	$125,377,272
Additions	8,987,670	7,480,083	887,221	17,354,974
At September 30, 2012	94,137,610	45,343,978	3,250,658	142,732,246
Accumulated amortization
At January 1, 2012	10,255,852	7,443,829	-	17,699,681
Amortization	3,182,706	2,408,840	-	5,591,546
At September 30, 2012	13,438,558	9,852,669	-	23,291,227
Carrying amount at September 30, 2012	$80,699,052	$35,491,309	$3,250,658	$119,441,019

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Expressed in US dollars) - Unaudited

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Continued)

			Exploration
	Mineral	Plant and	and
	properties	equipment	evaluation	Total
Cost
At April 1, 2011	$62,524,775	$30,085,448	$1,795,195	$94,405,418
Additions	22,243,581	7,812,836	568,242	30,624,659
Disposals	-	(34,389)	-	(34,389)
Change in reclamation obligation	381,584	-	-	381,584
At December 31, 2011	85,149,940	37,863,895	2,363,437	125,377,272
Accumulated amortization
At April 1, 2011	4,150,283	3,052,100	-	7,202,383
Amortization	6,105,569	4,399,212	-	10,504,781
Disposals	-	(7,483)	-	(7,483)
At December 31, 2011	10,255,852	7,443,829	-	17,699,681
Carrying amount at December 31, 2011	$74,894,088	$30,420,066	$2,363,437	$107,677,591

a)	Mineral properties

	September 30,	December 31,
	2012	2011
Depletable mineral property (San Francisco Property)	$70,499,980	$69,086,992
Non-depletable mineral properties (La Chicharra Property)	10,199,072	5,807,096
	$80,699,052	$74,894,088

i.	San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico and includes the titles to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2. Commercial production began April 1, 2010. The Company continues to conduct and incur some exploration and development costs which are being capitalized. At September 30, 2012, mineral properties includes $21,689,128 (December 31, 2011 - $21,268,332) of deferred stripping.

ii.	La Chicharra Property

The La Chicharra Property is also located in Santa Ana, Sonora, Mexico adjacent to the San Francisco Property, and is considered part of the overall San Francisco Gold Project. The La Chicharra Property is under active exploration and development with a significant drill program in process, but is not yet in commercial production and is therefore considered non-depletable.

b)	Exploration and evaluation

The Company is holding and exploring a number of mineral properties in Mexico which are included in exploration and evaluation.

i.	El Capomo Property

The Company has acquired the mineral rights to four claim blocks by staking the El Capomo Property in Nayarit, Mexico.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Expressed in US dollars) - Unaudited

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Continued)

ii.	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the El Picacho Project in Sonora, Mexico. The agreement, which was renegotiated in March, 2012, requires the Company to make periodic payments totalling $250,000 up to April, 2014. The vendor will retain a 1.5% net smelter return interest, which is limited to $1,500,000. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay $500,000 for every half per cent (0.50%), to a maximum of $1,500,000.

The Company has also staked an additional 6,500 hectares surrounding the claims and now controls over 7,200 hectares in the El Picacho area.

iii.	Other properties

On November 23, 2010, the Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy and San Fernando mineral concessions located in the State of Zacatecas, Mexico. To earn its interest, the Company is required to make payments of up to $2,000,000 at various dates up to January, 2015.

On November 24, 2010, the Company entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. During the nine months ended September 30, 2012, the Company decided not to pursue earning its interest in the Quila concession and paid a contract termination fee of $395,000. The value of the capitalized mineral property was $nil. The Company has received title to the Santa Maria del Oro claim in Jalisco, San Onesimo claims in Mazapil-Conception del Oro, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

During the nine months ended September 30, 2011 management determined that they would not proceed with the final option payment on Cocula Property in Jalisco, Mexico and cumulative expenditures totalling $1,355,712 were written off.

On June 1, 2012, the Company entered into a property option agreement to earn an interest in the Sarai and Emanuel mineral concessions located in the State of Zacatecas, Mexico. To earn its interest, the Company is required to make payments of up to $600,000 at various dates up to June, 2017.

7.	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30,	December 31,
	2012	2011
Trade payables	$10,468,993	$11,631,751
Income taxes payable	6,203,714	3,932,113
Accrued liabilities	1,416,162	272,671
Other	95,404	47,881
	$18,184,273	$15,884,416

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Expressed in US dollars) - Unaudited

8.	LONG-TERM DEBT

On July 5, 2012, the Company renegotiated the terms of its loan facility with Sprott Resource Lending Partnership, LP (“the Lender”). The C$18,000,000 loan facility now carries an interest rate of 8% per annum and will be repayable in full on or before December 31, 2013 (original maturity date of July 29, 2012). As part of the terms to the extension, the Company paid a fee to the Lender payable in common shares of the Company priced at a 10% discount to the 10 day weighted average closing price of the shares; 217,918 shares were issued and valued at $357,066 (C$361,744). In the event the loan has not been repaid by July 28, 2013, an anniversary fee of 1% of the loan amount outstanding on that date will be paid to the lender in shares priced at the same discount on that date. These fees, in addition to other directly attributable transaction costs, total $595,161 (C$602,958), were included in the fair value of the long-term debt, and are amortized over the term of the loan using the effective interest method.

	September 30,	December 31,
	2012	2011
Accreted principal amount of debt
Current portion	$-	$17,245,442
Long-term portion	17,729,204	-
	$17,729,204	$17,245,442

9.	EQUITY

a)	Authorized share capital

Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments.

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

At September 30, 2012, there were 143,084,045 issued and outstanding common shares (December 31, 2011 - 140,291,127).

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Company Manual and vest over periods up to two years.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Expressed in US dollars) - Unaudited

9.	EQUITY (Continued)

Share option transactions and the number of share options outstanding are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2012	8,850,000	1.60
Granted	4,550,000	2.58
Exercised	(2,575,000)	0.94
Forfeited	(800,000)	2.46
Outstanding at September 30, 2012	10,025,000	2.15
Exercisable at September 30, 2012	7,425,000	1.99

Share options outstanding and exercisable at September 30, 2012 are as follows:

		Weighted	Weighted		Weighted	Weighted
	Number of	average	average	Number of	average	average
Exercise	share	exercise	remaining life	share	exercise	remaining life
price range	options	price	of options	options	price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
0.70 - 1.00	2,525,000	0.93	1.60	2,525,000	0.93	1.60
2.35 - 2.75	7,500,000	2.55	4.06	4,900,000	2.53	3.78
	10,025,000	2.15	3.44	7,425,000	1.99	3.04

The weighted average share price at the date of exercise for share options exercised during the three and nine months ended September 30, 2012 was C$2.43 and C$2.77, respectively (three and nine months ended September 30, 2011 – C$2.56 and C$2.45, respectively). The fair value of share options recognized as an expense during the three and nine months ended September 30, 2012 was $837,005 and $5,129,695, respectively (three and nine months ended September 30, 2011 - $1,531,432 and $4,500,888, respectively). For the 4,550,000 share options granted during the nine months ended September 30, 2012, the weighted average grant date fair value per option was $1.45 (C$1.45) . During the nine months ended September 30, 2011, the 4,000,000 share options granted were fair valued at $1.48 (C$1.43) .

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three and nine months ended September 30, 2012 and September 30, 2011:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Risk-free interest rate	1.18%	1.24%	1.11%	2.13%
Expected life of options	3.2 years	3.3 years	3.3 years	3.3 years
Annualized volatility	61%	85%	74%	88%
Forfeiture rate	1.91%	0.16%	0.55%	0.19%
Dividend rate	0%	0%	0%	0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The expected life of share options granted represents the period of time that share options granted are expected to be outstanding. Expected volatilities are based on historical volatility of the Company’s shares listed on the Toronto Stock Exchange. The expected forfeiture rate represents the expectation of forfeitures occurring within the vesting period.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Expressed in US dollars) - Unaudited

10.	EARNINGS PER SHARE

	Three months ended September 30, 2012			Three months ended September 30, 2011
		Weighted			Weighted
		average			average
	Earnings for	shares	Earnings	Earnings for	shares	Earnings
	the period	outstanding	per share	the period	outstanding	per share
Basic EPS	$13,098,975	142,983,615	$0.09	$3,596,399	138,287,866	$0.03
Effect of dilutive securities:
Share options	-	1,598,310	-	-	3,664,012	-
Diluted EPS	$13,098,975	144,581,925	$0.09	$3,596,399	141,951,878	$0.03

For the three months ended September 30, 2012, 4,900,000 (three months ended September 30, 2011 - nil) share options were excluded from the calculation of diluted earnings per share as their effect was anti-dilutive. There were no outstanding share purchase warrants during the three months ended September 30, 2012 and 2011.

	Nine months ended September 30, 2012			Nine months ended September 30, 2011
		Weighted			Weighted
		average			average
	Earnings for	shares	Earnings	Earnings for	shares	Earnings
	the period	outstanding	per share	the period	outstanding	per share
Basic EPS	$24,062,667	142,255,886	$0.17	$13,819,762	137,419,386	$0.10
Effect of dilutive securities:
Share options	-	1,926,484	-	-	3,867,627	-
Diluted EPS	$24,062,667	144,182,370	$0.17	$13,819,762	141,287,013	$0.10

For the nine months ended September 30, 2012, 4,928,285 share options (nine months ended September 30, 2011 - nil) and nil warrants (nine months ended September 30, 2011 - 2,000,000 warrants which were exercised on September 22, 2011) were excluded from the calculation of diluted earnings per share as their effect was anti-dilutive.

11.	COMMITMENTS AND CONTINGENCIES

A summary of non-discounted liabilities and future operating commitments are as follows:

		Less than			Greater
	Total	1 year	1 - 3 years	3 - 5 years	than 5 years
Trade payables and accrued liabilities	$18,184,273	$18,184,273	$-	$-	$-
Vendor loan	1,725,000	1,725,000	-	-	-
Long-term debt principal (C$ 18,000,000)	18,298,262	-	18,298,262	-	-
Interest payments on loan facility	1,832,834	368,973	1,463,861	-	-
Future operating commitments (1)	17,745,818	16,176,113	1,409,058	160,647	-
Other long-term liabilities (2)	1,194,188	-	1,194,188	-	-
Provision for site reclamation and closure (3)	2,203,925	-	-	-	2,203,925
	$61,184,300	$36,454,359	$22,365,369	$160,647	$2,203,925

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Expressed in US dollars) - Unaudited

11.	COMMITMENTS AND CONTINGENCIES (Continued)

(1)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The Peal contract covers substantially all mining services at a cost of $1.64 (plus VAT) per tonne of material mined. As the total tonnes mined during the current period were 6.5 million, this mining service contract is the most significant component of the Company’s commitments. The Peal commitment is based on the forecasted minimum tonnage to be mined until the end of the mining contract, and would be significantly less in the event that mining activities at the Mine ceased.

(2)	Other long-term liabilities represent the non-discounted amount of the demobilization costs related to the Peal contract.

(3)	Provision for site reclamation and closure represents the non-discounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco Mine.

Various tax and legal matters are outstanding from time to time. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur.

12.	SEGMENTED INFORMATION

The Company has determined that it operates through one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate reportable segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

At September 30, 2012, all of the Company’s operating and capital assets are located in Mexico except for $813,802 (December 31, 2011 - $1,070,143) of cash and other current assets which are held in Canada.

During each of the three and nine months ended September 30, 2012, the Company had sales agreements with two major customers based in the United States which constitute 100% of metal revenues; 95% to customer A and 5% to customer B (three and nine months ended September 30, 2011 - 91% to customer A and 9% to customer B, and 94% to customer A and 6% to customer B, respectively). However, due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.